

June 25, 2012

Adam Alred
Chief Executive Officer
EZJR, Inc.
935 Highway 124 #215
Braselton, GA 30517

> **Re: EZJR, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed June 1, 2012**
> **File No. 000-53810**

Dear Mr. Alred:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1.   We note your response to comment 1. Please reflect the response in your disclosure. Also, please clarify if EZJR and OWR shared common control prior to the transaction and whether OWR's related parties that held shares in pre-merger EZJR acquired those shares shortly before the merger.

Ownerwiz Realty Business, page 3

2.   We note your response to comment 3 and the revised disclosure on page 3. Please revise to clarify if purchase options, in rent to own arrangements, must be exercised within 24 months. If not, please clarify if you would still be entitled to the final commission.

3.   We note your response to comment 4 implying that the referral agreement protects you in a buyer's transaction. Please revise to discuss the terms of the referral agreement that provides you protection.

Security Ownership of Beneficial Ownership and Management, page 27

4.   Please note that the shares owned by AdMaxOffers.com are also beneficially owned by the natural persons that have voting and investment control of the shares. Please revise this table accordingly.

Item 9.01 Financial Statements and Exhibits, page 34

5.   You disclose that the required financial statements were included in the Form 8-K/A; however, we were unable to locate them. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel